As filed with the Securities and Exchange Commission May 14, 2001

                                                               File No. 70-9861


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2
                                     TO
                                  FORM U-1
                          APPLICATION/DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    -----------------------------------

                      Great Plains Energy Incorporated
                     Kansas City Power & Light Company
                      Great Plains Power, Incorporated
                        KCPL Receivable Corporation
                             1201 Walnut Street
                        Kansas City, Missouri 64106

                                  KLT Inc.
                        10740 Nall Street, Suite 230
                        Overland Park, Kansas 66211

         (Names of companies filing this statement and addresses of principal executive offices)
                    -----------------------------------

                     Great Plains Energy Incorporated*

 (Name of top registered holding company parent of each applicant or declarant)
                    -----------------------------------

                            Bernard J. Beaudoin
                          Chief Executive Officer
                      Great Plains Energy Incorporated
                             1201 Walnut Street
                        Kansas City, Missouri 64106
                    -----------------------------------

          The Commission is requested to mail copies of all orders, notices and other communications to:

    William G. Riggins, Esq.                    Nancy A. Lieberman, Esq.
    General Counsel                             W. Mason Emnett, Esq.
    Kansas City Power & Light Company           William C. Weeden
    1201 Walnut Street                          Skadden, Arps, Slate,
    Kansas City, Missouri  64106                   Meagher & Flom LLP
                                                1440 New York Avenue, N.W.
                                                Washington, D.C. 20008


         *Great Plains Energy Incorporated will register as a public utility holding company upon completion of the reorganization described in Item 1 of this Application/Declaration.


                  Kansas City Power & Light Company, a Missouri corporation ("KCPL"), and the other KCPL subsidiaries identified on the signature page hereby amend their Application/Declaration on Form U-1 in File No. 70-9861 as follows:

1.       By amending and restating footnote 2 in Item 1.A.1 as follows:

         Under Section 2(a)(29)(A) of the Act, an integrated electric utility system is defined to mean:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation
                  . . . .


2. By amending and restating the seventh paragraph in Item 1.A.1 as follows:

                           In addition, KCPL holds contracts for delivery of five combustion turbines. Following the Reorganization, KCPL may transfer these contracts to Great Plains Power, an exempt wholesale generator ("EWG") affiliate described below. In the alternative, KCPL may transfer these contracts to nonaffiliated parties that, in turn, would lease the delivered turbines to KCPL or Great Plains Power for use in Great Plains Power's EWGs.


3. By amending and restating the first paragraph in Item 1.A.2 as follows:

                           In addition to its regulated utility operations, KCPL wholly- owns the following Nonutility Subsidiaries:4 WYMO Fuels, Inc., a Missouri corporation ("WYMO"); Home Service Solutions, Inc., a Missouri corporation ("Home Service"); KCPL Receivable Corporation, a Delaware corporation ("KCPL Receivable"); KLT Inc., a Missouri corporation ("KLT"); and Great Plains Power, Incorporated, Missouri corporation ("Great Plains Power").5 During the Reorganization, KCPL will dividend up to Great Plains Energy its interests in KLT and Great Plains Power, which will become wholly-owned subsidiaries of Great Plains Energy. KCPL Receivable, WYMO, and Home Service will remain wholly-owned subsidiaries of KCPL or become direct or indirect subsidiaries of Great Plains Energy, unless they are disposed of or otherwise dissolved. To the extent required, KCPL requests the Commission determine that all of the direct and indirect Nonutility Subsidiaries described herein are retainable under the standards of Section 11(b)(1) of the Act.


                                 SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Amendment No. 2 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

  /s/    Bernard J. Beaudoin                            Date:    May 14, 2001
-----------------------------
Name:    Bernard J. Beaudoin
Title:   Chief Executive Officer


KANSAS CITY POWER AND LIGHT COMPANY 1201 Walnut Street Kansas City,
Missouri 64106

  /s/    Bernard J. Beaudoin                            Date:    May 14, 2001
-----------------------------
Name:    Bernard J. Beaudoin
Title:   President and
         Chief Executive Officer


KLT INC.
10740 Nall Street, Suite 230
Overland Park, Kansas 66211

  /s/    Gregory J. Orman                               Date:    May 14, 2001
------------------------------
Name:    Gregory J. Orman
Title:   President and CEO


GREAT PLAINS POWER, INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

  /s/    Stephen T. Easley                              Date:    May 14, 2001
------------------------------
Name:    Stephen T. Easley
Title:   Vice President


KCPL RECEIVABLE CORPORATION
1201 Walnut Street
Kansas City, Missouri 64106

  /s/    Andrea F. Bielsker                             Date:    May 14, 2001
---------------------------------
Name:    Andrea F. Bielsker
Title:   President